Fax

RECEIVED
2009 MAY 19 A 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:	
Attn:	SEC Release
Fax:	+12027729207
Date:	14.05.2009
From:	Liberty International PLC
Headline:	Director/PDMR Shareholding

09046220

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dlw 5/20

Director/PDMR Shareholding

Liberty International PLC ("the Company")

DIRECTORS' AND PDMRs' SHAREHOLDINGS

VESTING OF AWARDS OF EXECUTIVE DIRECTORS AND PDMRs UNDER THE ANNUAL BONUS SCHEME

On 7 May 2009, awards of Restricted and Additional shares made to certain Executive Directors and PDMRs under Liberty International PLC's annual bonus scheme arrangements in 2005 and 2007 were released. The release of these shares triggers an income tax and national insurance liability which is generally met by selling a proportion of the shares vested. The resulting changes to Executive Directors' and PDMRs' interests in Liberty International PLC shares are set out below:

Directors:

Name	Shares Vested	Shares Sold at £4.36 per share	Shares Retained & % of issued class		Total Holding & % of issued class	
David Fischel	21,657	8,880	12,777	0.0035%	388,253	0.106%
Kay Chaldecott	7,355	7,355	0	0%	48,621	0.013%

PDMRs:

Name	Shares Vested	Shares Sold at £4.36 per share	Shares Retained & % of issued class		Total Holding & % of issued class	
Bill Black	2,328	955	1,373	0.0004%	101,512	0.028%
Martin Ellis	3,580	1,468	2,112	0.0006%	6,092	0.002%
Susan Folger	2,133	875	1,258	0.0003%	2,481	0.0007%

Hugh Ford	3,366	3,366	0	0%	2,824	0.0008%
Charles Forrester	1,992	817	1,175	0.0003%	1,175	0.0003%
Caroline Kirby	3,359	1,378	1,981	0.0005%	12,153	0.003%
Gavin Mitchell	1,610	661	949	0.0003%	1,606	0.0004%

Ruth Pavey
Assistant Company Secretary
14 May 2009

020 7887 7108

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Fax

LIBERTY INTERNATIONAL
Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 18.05.2009

From: Liberty International PLC

Headline: Annual Information Update

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Annual Information Update

Liberty International PLC

Annual Information Update

In accordance with Prospectus Rule 5.2 the following information has been published or made available to the public during the period from 1 April 2008 to 18 May 2009.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

1) Announcements made via a Regulatory Information Service:

Date of Publication	Regulatory Headline	Via
01/04/2008	Director/PDMR Shareholding	HUG
01/04/2008	Director/PDMR Shareholding	HUG
18/04/2008	AGM Statement and Trading Update	HUG
18/04/2008	Result of AGM	HUG
21/04/2008	Directorate Change	HUG
22/04/2008	Exchange Rate for 2007 Final Dividend	HUG
29/04/2008	Notice of Quarterly Report	HUG
29/04/2008	Director/PDMR Shareholding	HUG
07/05/2008	1st Quarter Results	RNS
20/05/2008	Transaction in Own Shares	RNS
22/05/2008	Transaction in Own Shares	HUG
23/05/2008	Transaction in Own Shares	HUG
30/05/2008	Total Voting Rights	HUG
02/06/2008	Investors and Analysts visit	HUG
06/06/2008	Transaction in Own Shares	HUG
11/06/2008	Transaction in Own Shares	HUG
13/06/2008	Transaction in Own Shares	HUG

18/06/2008	Director/PDMR Shareholding	HUG
24/06/2008	Transaction in Own Shares	HUG
26/06/2008	Transaction in Own Shares	HUG
27/06/2008	Director/PDMR Shareholding	HUG
27/06/2008	Transaction in Own Shares	HUG
30/06/2008	Director/PDMR Shareholding	HUG
30/06/2008	Total Voting Rights	HUG
16/07/2008	Notice of Results	HUG
17/07/2008	Directorate Change	HUG
24/07/2008	Holding(s) in Company	HUG
06/08/2008	Interim Results	RNS
06/08/2008	Holding(s) in Company	HUG
11/08/2008	Block Listing - Interim Review	HUG
15/08/2008	Exchange Rate for 2008 Interim Dividend	HUG
22/08/2008	Holding(s) in Company	HUG
26/08/2008	Holding(s) in Company	HUG
29/08/2008	Director/PDMR Shareholding	HUG
05/09/2008	Holding(s) in Company	HUG
29/09/2008	Director/PDMR Shareholding	HUG
30/09/2008	Directorate Change	HUG
13/10/2008	Holding(s) in Company	HUG
20/10/2008	Holding(s) in Company	HUG
28/10/2008	Notice of Results	HUG
31/10/2008	Total Voting Rights	HUG
17/11/2008	Gordon Family Holding - Unchanged	HUG
24/11/2008	Investors and Analysts Visit	HUG
19/12/2008	Conversion of Bonds	HUG
22/12/2008	Conversion of Bonds	HUG
23/12/2008	Director/PDMR Shareholding	HUG
24/12/2008	Conversion of Bonds	HUG

31/12/2008	Total Voting Rights	HUG
06/01/2009	Director/PDMR Shareholding	HUG
30/01/2009	Total Voting Rights	HUG
06/02/2009	Notice of Results	HUG
11/02/2009	Block Listing - Interim Review	HUG
19/02/2009	Statement re Press Comment	HUG
26/02/2009	Preliminary Results	RNS
16/03/2009	Notice of EGM	HUG
01/04/2009	Result of EGM	HUG
17/04/2009	Holding(s) in Company	HUG
27/04/2009	Interim Management Statement	RNS
27/04/2009	Firm Placing and Placing and Open Offer	RNS
29/04/2009	Firm Placing and Placing and Open Offer - Pricing Announcement	RNS
29/04/2009	Annual Financial Report	RNS
29/04/2009	Publication of Prospectus and Circular	RNS
30/04/2009	Director/PDMR Shareholding	HUG
01/05/2009	Holding(s) in Company	HUG
14/05/2009	Director/PDMR Shareholding	HUG

Copies of Announcements made via a Regulatory Information Service can be obtained from the company's website www.liberty-international.co.uk

The Company has a secondary listing on the JSE Securities Exchange (JSE) and the Company's ADRs are listed on the US Securities and Exchange Commission ("SEC"). Copies of announcements made via a Regulatory Information Service were also submitted to the JSE and SEC. Details of these filings can be obtained from the JSE's website www.jse.co.za and the SEC's website www.sec.gov.

2) Documents filed at Companies House:

Date Filed	Item	Brief Description of Document(s) Filed
10/04/2008	288b	Director Resigned Aidan Smith
22/04/2008	288b	Director Resigned Richard Cable

22/04/2008	288b	Director Resigned Lesley James
24/04/2008	RES01	Adopt Articles of Association, Authority to Allot Securities, Disapplication of pre-emption rights and Authority to purchase own shares.
24/04/2008	AA	Group of Companies' Accounts made up to 31/12/2007
29/04/2008	288a	Director Appointed Ian Charles Durant
06/06/2008	169(1B)	Purchase by Company of its own shares for holding in Treasury
12/06/2008	288c	Director's Particulars Nilesh Sachdev
12/06/2008	169(1B)	Purchase by Company of its own shares for holding in Treasury
19/06/2008	169(1B)	Purchase by Company of its own shares for holding in Treasury
03/07/2008	169(1B)	Purchase by Company of its own shares for holding in Treasury
11/07/2008	169(1B)	Purchase by Company of its own shares for holding in Treasury
11/07/2008	169(1B)	Purchase by Company of its own shares for holding in Treasury
15/07/2008	169(1B)	Purchase by Company of its own shares for holding in Treasury
01/08/2008	288b	Director Resigned Robert Finch
06/10/2008	Mem/Arts	Articles of Association
20/10/2008	88(2)	Allotment of Shares
31/12/2008	288b	Director Resigned John Abel
31/12/2008	288b	Director Resigned Robin Buchanan
05/01/2009	363a	Annual Return
09/01/2009	88(2)	Allotment of Shares
06/04/2009	RES13	Suspending borrowing limit in Articles of Association

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ.

3) Documents filed at the Companies and Intellectual Property Registration Office, South Africa (CIPRO):

Date Filed	Item	Brief Description of Document(s) Filed
22/05/2008	CM34	Annual Accounts for the year ended 31/12/2007
23/05/2008	CM39	Alteration to Articles of Association
23/05/2008	CM39	Alteration to Articles of Association
23/05/2008	CM29	Amendment to Company Information
26/06/2008	Annual Return	Annual Return for the Period 2007/08

Copies of documents filed at CIPRO can be obtained from The Company Secretary, Liberty International PLC, 40 Broadway, London, SW1H 0BT.

4) Documents published by the Company and sent to holders of the Company's securities or made available on the Company's website:

Date of Publication	Brief Description of Document(s)
16/03/2008	Notice of EGM
29/04/2009	Prospectus - Firm Placing and Placing and Open Offer
29/04/2009	Circular and Notice of EGM
29/04/2009	South African Shareholder Letter
15/05/2009	Annual Report for the year ended 31 December 2008

Copies of these documents can be obtained from the company's website www.liberty-international.co.uk or from the Company Secretary at the above address.

Further enquiries:

Ruth Pavey
Assistant Company Secretary
18 May 2009

020 7887 7108

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